UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  8)1

IKON Office Solutions, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

451713101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See§ 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 451713101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,456,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,456,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 451713101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEEL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,456,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,456,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 451713101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,456,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,456,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 451713101

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 20, 2007, Steel Partners II entered into an Amendment (the “Amendment”) to the Confidentiality Agreement dated as of October 12, 2007 (the "Confidentiality Agreement") between the Issuer and Steel Partners II.  The Amendment, among other things, restates the standstill provisions of the Confidentiality Agreement and extends the term of the standstill provisions for an additional eighteen (18) months.  The standstill provisions set forth in the Amendment are subject to the Issuer meeting certain conditions in connection with a recapitalization transaction including (i) an offer to repurchase at least $295,000,000 of the Shares using a so-called "modified Dutch auction," and (ii) additional repurchases during fiscal 2008 as necessary to reach $500,000,000 of share repurchases, subject to financing and market conditions, as well as applicable regulations.  In addition, the Issuer agreed that it would not amend its Articles of Incorporation or Code of Regulations to restrict the ability of shareholders to nominate candidates for election to its board of directors.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment.  A copy of the Amendment is filed as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 116,021,508 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Offer to Purchase filed as Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO filed with the Securities and Exchange Commission on November 21, 2007.

As of the close of business on November 21, 2007, Steel Partners II beneficially owned 12,456,300 Shares, constituting approximately 10.7% of the Shares outstanding.  As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 12,456,300 Shares owned by Steel Partners II, constituting approximately 10.7% of the Shares outstanding. As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 12,456,300 Shares owned by Steel Partners II, constituting approximately 10.7% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 12,456,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  The increase in Steel Partners II’s percentage ownership of Shares since the filing of Amendment No. 6 to the Schedule 13D filed by the undersigned is solely a result of the Issuer reporting a reduction in the number of Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 20, 2007, Steel Partners II entered into the Amendment as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

7.	Amendment No. 1 to Confidentiality Agreement between IKON Office Solutions, Inc. and Steel Partners II, L.P., dated as of November 20, 2007.

CUSIP NO. 451713101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007	STEEL PARTNERS II, L.P.

	By:	Steel Partners, L.L.C. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS, L.L.C.

By:	/s/ Jack L. Howard
Jack L. Howard As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Jack L. Howard
JACK L. HOWARD As Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 451713101

EXHIBIT INDEX

	Exhibit	Page
1.	Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein, dated January 20, 2005 (previously filed).

2.	Letter from Steel Partners II, L.P. to IKON Office Solutions, Inc., dated June 29, 2007 (previously filed).

3.	IKON Office Solutions, Inc. Proposed Recapitalization Presentation of Steel Partners II, L.P., dated June 2007 (previously filed).

4.	Powers of Attorney (previously filed).

5.	Letter from Steel Partners II, L.P. to IKON Office Solutions, Inc., dated September 17, 2007 (previously filed).

6.	Confidentiality Agreement between Steel Partners II, L.P. and IKON Office Solutions, Inc., dated October 12, 2007 (previously filed).

7.	Amendment No. 1 to Confidentiality Agreement between IKON Office Solutions, Inc. and Steel Partners II, L.P., dated as of November 20, 2007.	8 to 12

8.	Powers of Attorney.	13 to 15

CUSIP NO. 451713101

AMENDMENT NO. 1 TO CONFIDENTIALITY AGREEMENT

AMENDMENT NO. 1 dated as of November 20, 2007 (this “Amendment”), to the CONFIDENTIALITY AGREEMENT (the “Confidentiality Agreement”) dated as of October 12, 2007, between  IKON Office Solutions, Inc., an Ohio corporation, and Steel Partners II, L.P.  Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Confidentiality Agreement.

WHEREAS, the Parties to the Confidentiality Agreement wish to amend certain provisions of the Confidentiality Agreement as set forth in this Amendment.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.           The Parties agree that the sixth paragraph of the Confidentiality Agreement starting with “The Interested Party further agrees…” and ending with “not earlier than December 1, 2007” is hereby amended and replaced with the following six paragraphs:

“The Interested Party further agrees that it shall not, and shall cause its affiliates not to, prior to May 20, 2009, directly or indirectly, alone or in concert with others or in any other manner: (1) acquire, agree to acquire, or make any proposal to acquire any securities or assets of the Disclosing Party (other than assets transferred in the ordinary course of its business), acquire “beneficial ownership” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any equity securities of the Disclosing Party, or acquire any economic long position in voting securities of the Disclosing Party through the purchase of any equity derivative contract, (2) except at the specific written request of the Disclosing Party, propose to enter into, directly or indirectly, any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Disclosing Party or any of its subsidiaries, (3) solicit proxies or consents from shareholders of the Disclosing Party (whether or not such solicitation is subject to Regulation 14A under the Exchange Act) or otherwise acquire voting power with respect to any equity securities of the Disclosing Party, (4) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Disclosing Party or any of its subsidiaries, (5) propose any person for nomination or election as a director of the Disclosing Party or otherwise seek to include any matter for consideration at a meeting of shareholders of the Disclosing Party, (6) otherwise act, alone or in concert with others, to seek to control or influence the management, the board of directors or policies of the Disclosing Party, including by communicating with the board of directors of the Disclosing Party, management, employees or shareholders of the Disclosing Party to the effect that the board of directors of the Disclosing Party should engage in a strategic transaction or recapitalization transaction or otherwise with respect to potential material transactions or changes in corporate strategy or corporate governance, (7) request a waiver or amendment of this paragraph, (8) take any action that would reasonably be expected to require the Disclosing Party to make any announcement regarding any of the foregoing, (9) disclose any intention, plan or arrangement

CUSIP NO. 451713101

inconsistent with the foregoing, or (10) assist, advise or encourage any other person in doing any of the foregoing; provided, however, that (i) the restrictions contained in this paragraph shall not apply to (A) any proposal by the Interested Party to acquire any securities or assets of the Disclosing Party made to the board of directors of the Disclosing Party only after the board has publicly announced a determination to solicit offers or proposals for the purchase of all or a material portion of the securities or assets of the Disclosing Party; (B) any bona fide proposal by the Interested Party to acquire more than 25% of the Disclosing Party’s common stock (the “Common Stock”) made to the board of directors of the Disclosing Party in response to a public unsolicited offer or proposal by a third party unaffiliated with the Interested Party (and not acting in concert with the Interested Party) to acquire more than 25% of the Common Stock or more than 25% of the Disclosing Party’s consolidated total non-current assets, unless such unsolicited offer or proposal is publicly opposed by the Disclosing Party within 20 days of its public disclosure; or (C) any announcement or activities of the Interested Party in support of or in opposition to any proposal for consideration by the shareholders of the Disclosing Party at any meeting of shareholders or by written consent of shareholders of the Disclosing Party that has been proposed by the board of directors or management of the Disclosing Party; and (ii) in response to an public unsolicited offer or proposal by a third party unaffiliated with the Interested Party (and not acting in concert with the Interested Party), other than a current shareholder of the Disclosing Party, to acquire more than 25% of the Common Stock or more than 25% of the Disclosing Party’s consolidated total non-current assets or any proposal for consideration by the shareholders of the Disclosing Party at any meeting of shareholders or by written consent of shareholders of the Disclosing Party that has been proposed by any third party unaffiliated with the Interested Party (and not acting in concert with the Interested Party), other than a current shareholder of the Disclosing Party, the Interested Party may make public statements as to whether it is or is not in favor of such offer or proposal or as to how it intends to vote with respect to such proposal, as applicable.

Notwithstanding anything herein to the contrary, the restrictions contained in the immediately preceding paragraph shall terminate on the earliest of (1) November 26, 2007, if on that date the Disclosing Party has not “commenced” (within the meaning of Rule 14d-2(a) of the Exchange Act) a Recapitalization Transaction that consists of an equity self-tender offer in which the Disclosing Party offered to repurchase at least $295,000,000 of the Common Stock using a so-called “modified Dutch auction” structure with a pricing range of $13.00 to $15.00 per share (a “Qualified Recapitalization Transaction”), (2) December 31, 2007, if on that date the Disclosing Party has not completed a Qualified Recapitalization Transaction, unless (A) on December 31, 2007, the only conditions to such offer that remain unsatisfied are any conditions relating to receipt of necessary consents from existing debtholders and funding of the Disclosing Party’s financing, and (B) the Disclosing Party reasonably believes, and can reasonably demonstrate to the Interested Party the likelihood that, such offer will be consummated by January 15, 2008, (3) January 15, 2008, if on that date the Disclosing Party has not completed a Qualified Recapitalization Transaction, (4) September 30, 2008, if between November 19, 2007 and that date the Disclosing Party has not repurchased Common Stock with an aggregate purchase price (including brokers’ fees and commissions) of at least $500,000,000, unless the primary reason for the aggregate repurchases being less than $500,000,000 is that the beneficial ownership of Common Stock by a particular

CUSIP NO. 451713101

shareholder (other than State Street Bank and Trust Company) has been during such period sufficiently high as to impair the ability of the Disclosing Party to repurchase Common Stock without causing such shareholder to exceed 14.9% of the outstanding Common Stock, and (5) March 31, 2008, unless by that date the Disclosing Party has notified the Interested Party that the Disclosing Party has financing, on terms reasonably satisfactory to the Disclosing Party, that together with cash on hand will be sufficient to finance the repurchase by the Disclosing Party of an additional $205,000,000 of Common Stock and (if necessary) to refinance the Disclosing Party’s existing 7.75% Notes due 2015.  The Interested Party shall have no obligation to tender into a Qualified Recapitalization Transaction.

Until the termination of the restrictions in the second preceding paragraph, the Disclosing Party shall not amend its Articles of Incorporation or Code of Regulations to restrict the ability of its shareholders to nominate candidates for elections as directors of the Disclosing Party.

As soon as practicable following the completion of a Qualified Recapitalization Transaction, the Disclosing Party shall implement a plan for the repurchase of shares of Common Stock with an aggregate purchase price equal to $500,000,000 less the amount purchased in the Qualified Recapitalization Transaction (the “Repurchase Balance”).  Such repurchases may be pursuant to one or more additional equity self-tender offers, accelerated stock repurchase programs or open market share repurchase programs under Rule 10b-18 of the Exchange Act (“Rule 10b-18 Programs”) or a combination thereof.   To the extent the Disclosing Party elects to repurchase Common Stock pursuant to Rule 10b-18 Programs, after April 1, 2008, the Disclosing Party shall use commercially reasonable best efforts to repurchase the maximum number of shares of Common Stock allowable on a daily basis (and shall purchase at least 75% of such maximum on a weekly basis), at the then prevailing market prices for the shares, under the manner, timing, price and volume guidelines of Rule 10b-18(b) of the Exchange Act.  The Disclosing Party shall not be required to repurchase Common Stock pursuant to any Rule 10b-18 Program (1) at a price greater than $17.50 per share (or such other limit as the Disclosing Party and the Interested Party may agree from time to time), (2) on any trading day on which there is a substantial market disruption, (3) if such repurchase would, in the view of counsel to the Disclosing Party, raise a substantial risk of violation of law or non-compliance with the terms of the Disclosing Party’s existing indebtedness or (4) if such repurchase would result in the Interested Party or any other person (other than State Street Bank and Trust Company) beneficially owning more than 14.9% of the outstanding Common Stock.  To the extent the Disclosing Party suspends its repurchase of Common Stock under any Rule 10b-18 Program, the Disclosing Party will promptly notify the Interested Party of such suspension and specify which subsection in the immediately preceding sentence the Disclosing Party is relying on in suspending such repurchase.  The Disclosing Party shall notify the Interested Party promptly after the close of trading on the last trading day of each month during the pendency of any Rule 10b-18 Program the total number of shares of Common Stock outstanding at the end of that month and the dollar value of the Repurchase Balance less the aggregate purchase price of the Common Stock repurchased by the Disclosing Party pursuant to this paragraph at the end of that month.  For purposes of this paragraph, the allowable purchases of Common Stock shall be determined without regard to the “however” clause in Rule 10b-18(b)(4).

CUSIP NO. 451713101

If a tender offer that constitutes a Qualified Recapitalization Transaction expires on or before January 15, 2008, the Disclosing Party will promptly notify the Interested Party of the number of shares of the Common Stock to be repurchased, the number of shares of Common Stock outstanding after such repurchase and the pro-ration factor, if applicable, and the Interested Party shall sell a number of shares of Common Stock sufficient to reduce the aggregate beneficial ownership of shares of Common Stock by the Interested Party and its affiliates to below 14.9% of the outstanding shares of Common Stock (taking into account the consummation of the Qualified Recapitalization Transaction).  Any sales required to be executed by the Interested Party pursuant to the immediately preceding sentence shall be executed through the facilities of the New York Stock Exchange no later than the close of trading on the second complete trading day immediately following such notification (and, for purposes of determining two complete trading days, if the notification is given prior to 9:30 a.m. (New York time) on a trading day, such trading day shall constitute the first of the two complete trading days).

The Disclosing Party agrees that the next meeting of shareholders of the Disclosing Party held for the purpose of electing directors shall not be held prior to February 21, 2008 and that the deadline for the shareholders of the Disclosing Party to submit to the Secretary of the Disclosing Party nominations for the election of directors at such meeting shall be not earlier than December 1, 2007.”

2.           In connection with the execution of this Amendment, the Disclosing Party shall issue a press release (the “Press Release”), substantially in the form attached hereto as Exhibit A.  The Disclosing Party shall promptly file with the Securities and Exchange Commission a Form 8-K disclosing the material contents of this Amendment and including as an exhibit thereto an executed copy of this Amendment, together with the Press Release.

3.           The Interested Party will be permitted, without prior notice or consultation with the Disclosing Party and its legal counsel, to file with the Securities and Exchange Commission an amendment to its Schedule 13D with respect to the securities of the Disclosing Party disclosing the material contents of this Amendment and including as an exhibit thereto an executed copy of this Amendment.  The Interested Party may also issue its own press release with respect to this Amendment.

4.           This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to the conflicts of laws principles thereof.  Each Party hereby consents to the exclusive jurisdiction of any Federal court or state court located in the Borough of Manhattan in the City of New York. Each Party hereby waives any right to a trial by jury of any dispute arising under or relating to this Amendment.

5.           Except as expressly set forth herein, the Confidentiality Agreement remains in full force and effect.

CUSIP NO. 451713101

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment No. 1  to Confidentiality Agreement as of the date first written above.

IKON OFFICE SOLUTIONS, INC.

By	/s/ Matthew J. Espe
Name: Matthew J. Espe
Title: Chairman and Chief Executive Officer

STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C., General Partner

By	/s/ Warren G. Lichtenstein
Name: Warren G. Lichtenstein
Title: Managing Member

CUSIP NO. 451713101

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints Lauren Isenman signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.           execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

2.           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

3.           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

This Power of Attorney shall remain in full force and effect until December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.		STEEL PARTNERS, L.L.C.

By:	Steel Partners, L.L.C.	By:	/s/ Warren G. Lichtenstein
	General Partner		Warren G. Lichtenstein Managing Member

By:	/s/ Warren G. Lichtenstein	/s/ Warren G. Lichtenstein
	Warren G. Lichtenstein Managing Member	Warren G. Lichtenstein

CUSIP NO. 451713101

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints Jack L. Howard signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.           execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

2.           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

3.           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

This Power of Attorney shall remain in full force and effect until December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.		STEEL PARTNERS, L.L.C.

By:	Steel Partners, L.L.C.	By:	/s/ Warren G. Lichtenstein
	General Partner		Warren G. Lichtenstein Managing Member

By:	/s/ Warren G. Lichtenstein	/s/ Warren G. Lichtenstein
	Warren G. Lichtenstein Managing Member	Warren G. Lichtenstein

CUSIP NO. 451713101

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints Steven Wolosky signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.           execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

2.           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

3.           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

This Power of Attorney shall remain in full force and effect until December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.		STEEL PARTNERS, L.L.C.

By:	Steel Partners, L.L.C.	By:	/s/ Warren G. Lichtenstein
	General Partner		Warren G. Lichtenstein Managing Member

By:	/s/ Warren G. Lichtenstein	/s/ Warren G. Lichtenstein
	Warren G. Lichtenstein Managing Member	Warren G. Lichtenstein